                       [CORILLIAN CORPORATION LETTERHEAD]


July 5, 2005

VIA FACSIMILE AND EDGAR

Daniel Lee
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington, DC  20549
Facsimile:  (202) 772-2000

    RE: CORILLIAN CORPORATION- ACCELERATION REQUEST FOR AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-4, COMMISSION FILE NO. 333-124848

Dear Mr. Lee:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Corillian Corporation (the "Company") hereby requests that the effective date of the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the "Registration Statement") be accelerated so that the Registration Statement may become effective at 5:00 p.m., Eastern Standard Time, on Thursday, July 7, 2005, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes Roy Tucker, Chris Hall or Gwyn McAlpine, counsel for the Company, to make such request on its behalf.

                                Very truly yours,

                                /s/ Paul K. Wilde

                                Paul K. Wilde
                                Chief Financial Officer
                                Corillian Corporation

cc:     Perkins Coie LLP